EXHIBIT 95.1

MINE SAFETY DISCLOSURES

The following disclosures are provided pursuant to Section 1503(a) of the Dodd‑Frank Wall Street Reform and Consumer Protection Act and Item 104 of SEC Regulation S‑K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

The Mine Act has been construed as authorizing MSHA to issue citations and orders pursuant to the legal doctrine of strict liability, or liability without fault. If, in the opinion of an MSHA inspector, a condition that violates the Mine Act or regulations promulgated pursuant to it exists, then a citation or order will be issued regardless of whether the operator had any knowledge of, or fault in, the existence of that condition. Many of the Mine Act standards include one or more subjective elements, so that issuance of a citation or order often depends on the opinions or experience of the MSHA inspector involved, and the frequency and severity of citations and orders will vary from inspector to inspector.

Whenever MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order requiring cessation of operations, or removal of miners from the area of the mine, affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation, that the operator is ordered to pay.

The table that follows reflects citations, orders, violations and proposed assessments issued to the Company by MSHA during the year ended December 31, 2019 and any pending legal actions as of December 31, 2019. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by MSHA. The proposed assessments for the year ended December 31, 2019 were taken from the MSHA system as of February 27,  2020.

Additional information follows about MSHA references used in the table:

•

Section 104(a) Citations:  The total number of citations received from MSHA under section 104(a) of the Mine Act for alleged violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

•

Section 104(b) Orders:  The total number of orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

•

Section 104(d) Citations and Orders:  The total number of citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

•	Section 110(b)(2) Violations: The total number of flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.
•	Section 107(a) Orders: The total number of orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an imminent danger existed.

Citations and orders can be contested before the Federal Mine Safety and Health Review Commission (the “Commission”), and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The Commission is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA, or complaints of discrimination by miners under section 105 of the Mine Act.

Year ended December 31, 2019

			Section
			104(d)			Proposed
	Section	Section	Citations	Section	Section	MSHA		Pending
	104 S & S	104(b)	and	110(b)(2)	107(a)	Assessments(2)		Legal
Mine(1)	Citations	Orders	Orders	Violations	Orders	($ in thousands)	Fatalities	Actions(3)
Texas Lime Company	3	—	—	—	—	3.6	—	1
Arkansas Lime Company
Plant	—	—	—	—	—	0.3	—	—
Limedale Quarry	2	—	—	—	—	1.2	—	—
Colorado Lime Company
Monarch Quarry	—	—	—	—	—	—	—	—
Delta Plant	—	—	—	—	—	—	—	—
U.S. Lime Company—St. Clair	7	—	—	—	—	6.2	—	—

(1)

The definition of a mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting and processing limestone, such as roads, land, structures, facilities, equipment, machines, tools, kilns, and other property. These other items associated with a single mine have been aggregated in the totals for that mine.

(2)

The proposed MSHA assessments issued during the reporting period do not necessarily relate to the citations or orders issued by MSHA during the reporting period or to any pending contests reported above.

(3)

Includes any pending legal action before the Commission involving such mine as of December 31, 2019. Any pending legal actions were initiated by the Company and may include multiple citations or orders. The pending legal actions may relate to the citations or orders issued by MSHA during the reporting period or to citations or orders issued in prior periods. There was one legal action resolved and one instituted during the reporting period.

Pattern or Potential Pattern of Violations.  During the year ended December 31, 2019, none of the mines operated by the Company received written notice from MSHA of either (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.

2